Contact

www.linkedin.com/in/neeraja-p-a3155b4 (LinkedIn)

Top Skills

Contract Recruitment
Sourcing
Account Management

Languages

English (Full Professional)
Telugu (Native or Bilingual)
Tamil (Native or Bilingual)
Kannada (Professional Working)
Hindi (Limited Working)

Neeraja P.

Co-Founder at Sustaino.life, An Integrated Life community Developer
Raleigh-Durham-Chapel Hill Area

Summary

An Entrepreneur, thought leader with 16+ years of experience in Talent Acquisition,Account Management, Business Development and Client Relations

Experience

Sustaino.Life
4 years 3 months

Co-Founder
May 2021 - Present (4 years 3 months)
Raleigh-Durham-Chapel Hill Area

Chief Administrative Officer
December 2023 - June 2024 (7 months)
Raleigh-Durham-Chapel Hill Area

TeamSource Global, LLC
5 years 2 months

Senior Director, Global Talent Sourcing and Operations
September 2019 - May 2023 (3 years 9 months)
Raleigh-Durham, North Carolina Area

Director, Business Operations
April 2018 - May 2023 (5 years 2 months)
Raleigh-Durham, North Carolina Area

Litmus7
Talent Acquisition Consultant
November 2019 - January 2022 (2 years 3 months)
San Francisco Bay Area

SmartIMS Inc
Talent Acquisition /BDM
January 2017 - March 2018 (1 year 3 months)
Plainsboro, New Jersey

Intellect Technologies, Inc.
Director of Business Development & IT Staffing
January 2016 - 2016 (less than a year)
Monmouth Junction

Torque Technologies LLC., An E-Verified Company
Client Relationship Manager
January 2014 - January 2015 (1 year 1 month)
Stamford, Connecticut

TeamSource global Services
Founder & Owner
October 2004 - April 2010 (5 years 7 months)
Bengaluru, Karnataka, India

Philips
HR, Consultant
2004 - 2004 (less than a year)
Bengaluru, Karnataka, India

ERMG Management Consulting Pvt Ltd
HR, Consultant
January 2003 - December 2003 (1 year)
Bengaluru, Karnataka, India

ERMG a leading professional Executive Search and Management Consultancy Group in Bangalore, India, was started in 1995 with a focus on developing performance potential of people. We provide our MNC clientele organizations information and support them to recruit the right kind of people to meet the ever-growing challenges of tomorrow.

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Education

Andhra University
Bachelor's degree